Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina Kaile

dkaile@pillsburylaw.com

August 31, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celia A. Soehner, Attorney

Re:	Inphi Corporation
Registration Statement on Form S-1
Amended August 13, 2010
File No. 333-167564

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 20, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Inphi Corporation, page 1

1.

We note your revisions in response to prior comment 4. However, we note that your reference to your “GSO4 product,” which you describe as “an integrated phase lock loop...and register buffer” continues to use terms that may be

Securities and Exchange Commission

August 31, 2010

unfamiliar to an investor who is not an expert in your industry. Please revise to use concrete, everyday terms to explain what this product is designed to do and how it functions.

Response: Disclosure has been added under “Prospectus Summary” to explain what the GS04 product is designed to do and how it functions.

Changes in current or future laws. . . , page 23

2.	We note your response to prior comment 8. Please disclose the consequences if your product designs or supply chains are deemed not in compliance with the RoHS Directive.

Response: Disclosure has been added under “Risk Factors – Changes in current or future laws…” to disclose the consequences if the Registrant’s product designs or supply chains are deemed not in compliance with the RoHS Directive.

Income Taxes, page 53

3.	We refer to your added disclosure at the bottom of page 53. Please revise to clarify what you mean when you state that your “new low voltage product... is shipping in volume.” For example, is this a full product launch?

Response: Disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Management Estimates – Income Taxes” to clarify that the new low voltage product has been launched and is in full commercial production and shipping in full volume.

Products, page 75

4.	Please revise at page 53 to clarify, if true, that the new low voltage product to which you refer is the GS02.

Response: Disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Management Estimates – Income Taxes” to clarify that the new low voltage product is the GS02 product.

Securities and Exchange Commission

August 31, 2010

Facilities, page 81

5.	We note your added disclosure in the penultimate sentence of this section. Please file as an exhibit the lease for your office space in Taiwan.

Response: The Taiwan lease has been filed as an exhibit to the Registration Statement.

Compensation Policies and Practices . . ., page 97

6.	Please revise to clarify, if true, that your determination that your compensation policies and practices do not have a material adverse effect on your company was based upon the considerations identified in the second paragraph of this section.

Response: Disclosure has been added under “Compensation Discussion and Analysis – Compensation Policies and Practices…” to clarify that the Registrant’s determination that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Registrant is based on the considerations identified in the second paragraph of this section.

Other Transactions, page 109

7.	We note your response to prior comment 19. Please file the agreement with Cadence as an exhibit with your next amendment.

Response: The Registrant respectfully submits that it does not view the agreement with Cadence as a material contract as it was entered into in the ordinary course of business, the Registrant’s business is not substantially dependent on the agreement and the agreement is not otherwise material to the Registrant. Further, the Registrant does not believe the Cadence agreement constitutes a related party agreement. As disclosed in the Registration Statement, Mr. Tan, a director of the Registrant, is not personally a party to the agreement, did not participate in the negotiation or execution thereof and does not derive any personal, monetary or other benefit from the agreement. Further, the amounts paid to Cadence under the agreement constitute an insignificant percentage of Cadence’s total revenue for the applicable periods. For the foregoing reasons and those previously articulated in its responses to prior comments, the Registrant respectfully submits that it believes this agreement does not constitute a material contract required to be filed under Item 601(b)(10) of Regulation S-K. The Registrant acknowledges the Staff’s comment, however, and a copy of the agreement with Cadence has been provided supplementally herewith for the Staff’s consideration and review.

Securities and Exchange Commission

August 31, 2010

Item 16. Exhibits and Financial Statement Schedules, page II-4

8.	We note your responses to prior comments 25 and 26. Please provide us with supplemental copies of the agreements referenced in these responses. We may have further comment after we review your response.

Response: The Registrant respectfully notes that, as articulated in its responses to previous comments, its sales to Samsung and Micron are made pursuant to purchase orders rather than under formal agreements. In response to the Staff’s comment, the form of purchase order used for the Registrant’s sales to Samsung and Micron, as well copies of the two distributor agreements referenced in prior comment 26, are being provided supplementally to the Staff herewith. The Registrant respectfully notes that the two distributor agreements were made in the ordinary course of business, actual sales are made pursuant to purchase orders and the percentage of revenue represented by, and thus the relative significance of, each of these distributors has varied and is likely to continue to vary from period to period. Further, the Registrant’s business is not substantially dependent on these agreements as the agreements do not contain binding minimum purchase commitments or obligations or fixed pricing. Rather, as noted above, actual sales to these distributors are made pursuant to purchase orders. For the foregoing reasons and those previously articulated in its responses to prior comments, the Registrant respectfully submits that it believes these agreements do not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K.

Exhibit 2.1

9.	We note your response to prior comment 28. Please supplementally provide a copy of Schedule 1 to Exhibit 2.1.

Response: A copy of Schedule 1 to Exhibit 2.1 has been provided supplementally herewith.

***************

Securities and Exchange Commission

August 31, 2010

The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Young K. Sohn

John Edmunds

Aparna Bawa, Esq.

Bruce K. Dallas, Esq.

Noelle Matteson, Esq.